U.S. SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                      SEC File No.:  000-26709
                                                      CUSIP No.:       9842500

(Check one): |_| Form 1O-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

For Period Ended:  MARCH 31, 2004

 |_|  Transition Report on Form 10-K
 |_|  Transition Report on Form 20-F
 |_|  Transition Report on Form 11-K
 |_|  Transition Report on Form 10-Q
 |_|  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Y3K SECURE ENTERPRISE SOFTWARE, INC.
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Full Name of Registrant

NOT APPLICABLE
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Former Name if Applicable

Suite 600, 800 Bellevue Way
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Address of Principal Executive Office (Street and Number)

Bellevue, Washington, 98004
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III -  NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

      The Company could not complete the Form 10-QSB for the period ending March 31, 2004 within the prescribed time because of additional time required by the Registrant's management to provide certain information to be included in the report, including integration of the business activities related to the acquisition of the assets of Fox Communications Corporation on January 15, 2004, as reported on Form 8-K filed on January 26, 2004.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

         Jack G. Orr      (253) 756-9795
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         (Name)     (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
 Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [] No

         If  so:  attach  an  explanation  of  the  anticipated  change,  both
narratively  and  quantitatively,   and,   if appropriate,  state  the reasons
why a reasonable estimate of the results cannot be made.

It is expected that the Registrant's revenues will be approximately $1.6 million for the three months ended March 31, 2004 compared to $nil for the three months ended March 31, 2003. The net loss is expected to be approximately $1.4 million for the three months ended March 31, 2004 compared to a loss of $0.1 million for the three months ended March 31, 2003. The significant increase in revenues is the result of the acquisition of the Fox Communications Corporation assets, effective as of January 2, 2004. The significant increase in losses for this quarter compared to those for the three months ended March 31, 2003 was attributable to various factors, including, but not limited to, the additional loss reserve set up for the vacated office space in Tacoma by Y3K, Inc., the costs of the fees to Cornell Capital Partners, L.P. for the Standby Equity Distribution Agreement and the fees paid to outside consultants.


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                          Y3K SECURE ENTERPRISE SOFTWARE, INC.
                          ------------------------------------
                      (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2004                                    By: /s/  King Cole
                                                          --------------------
                                                          King Cole, President